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Exhibit 99.1

For Immediate Release:

HudBay Minerals Announces Fourth Quarter
and 2005 Operating Results

2005 Financial Highlights
•    Record earnings of $85.2 million or $1.04 per share
•    Operating cash flow of $144.8 million or $1.77 per share
•    Net debt reduced to $66.7 million
•    Cash costs of $0.13/lb for zinc(1) before CMM adjustment, or $0.23/lb.

2005 Production Highlights
•    Zinc production up 4,500 tonnes to 115,000 tonnes
•    Copper production up 9,000 tonnes to 86,000 tonnes
•    Gold production up 23,000 oz. to 102,000 oz.
•    Silver production up 296,000 oz. to 1,410,500 oz.

Corporate Highlights
•    76-year safety record at Hudson Bay
•    Re-opening Balmat mine in Q2, 2006
•    Purchase of White Pine Copper Refinery, Q1, 2006
•    Annual $10 million exploration program

Winnipeg, Manitoba — March 22, 2006 — HudBay Minerals Inc. (TSX:HBM) ("HudBay") today announced record net earnings of $85.2 million or $1.04 per share on revenue of $652 million, for the year ended December 31, 2005. This compares to a loss of $9.9 million on sales of $13.3 million for the year ended December 31, 2004.

"We are delighted with the results being reported today, our first full year as a publicly traded company," said Peter R. Jones, President and Chief Executive Officer of HudBay Minerals. "2005 was an excellent year on all fronts, thanks largely to solid production, good costs and strong metal prices."

Subsequent to year-end, HudBay also announced it had closed the purchase of White Pine Copper Refinery Inc. (White Pine), a Michigan-based copper refinery for the previously announced price of US$13 million, subject to certain adjustments.

(1)
Net of by-product credits

In addition, the Company also announced subsequent to year-end that it had completed a $25 million credit facility with The Bank of Nova Scotia (Scotia Capital) and that the Bank may consent to increasing the credit facility to $50 million if HBMS satisfies certain conditions. At the same time, HudBay also announced that HBMS has repurchased, through the open market, US$19 million of its 9 5/8% senior secured notes due January 5, 2012.

Commenting on these announcements, Mr. Jones stated: "The purchase of White Pine completes our copper vertical integration and provides a dedicated facility for processing copper anodes, and this will significantly reduce our operating costs for copper refining. Completing the $25 million credit facility enhances HudBay's financial strength as we look toward future growth, and the re-purchase of the secured notes reduces our net debt to $66.7 million."

For further information, please see attached hereto, HudBay's management discussion and analysis for the year ended December 31, 2005 and selected financial information for the years ended December 31, 2005 and 2004. A copy of HudBay's consolidated financial statements for the years ended December 31, 2005 and 2004, as well its MD&A and annual information form for the year ended December 31, 2005, are available on SEDAR at www.sedar.com and on the HudBay website at www.hudbayminerals.com.

About HudBay Minerals Inc.
HudBay Minerals Inc. is an integrated mining and metal producing company that operates mines and concentrators in Northern Manitoba and a metal processing complex in Flin Flon, Manitoba. The company also owns a zinc oxide production facility in Brampton, Ontario, the White Pine Copper Refinery in Michigan, and the Balmat zinc mine project in New York State, which is being re-opened.

To view the Management's Discussion and Analysis please click on the following link: http://www.ccnmatthews.com/docs/hbmmda3.pdf

For further information, please contact:
Don Bain
Director, Investor Relations
Tel: (204) 949-4272
Fax: (204) 942-8177
E-mail:don.bain@hbms.ca

www.hudbayminerals.com

Forward Looking Information

Certain information regarding HudBay set forth in this document, including management's assessment of HudBay's future plans and operations, contains forward looking statements that involve substantial known and unknown risks and uncertainties. These forward looking statements are subject to numerous risks and uncertainties, some of which are beyond HudBay's and management's control, including but not limited to, the impact of general economic conditions, industry conditions, fluctuation of commodity prices, acquisition risks, fluctuation of foreign exchange rates, imperfection of reserve estimates, environmental and financing risks, debt and cash requirements, industry competition and performance or achievement could differ materially from those expressed in, or implied by, these forward looking statements and, accordingly, no assurance can be given that any of the events anticipated to occur or transpire from the forward-looking statements will provide any benefits.

HUDBAY MINERALS INC.

Consolidated Statements of Earnings (Loss)
(In thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2005 and 2004

	2005	2004
Revenue	$652,028	$13,327

Expenses:
Operating	480,518	14,081
Depreciation and amortization	53,100	1,443
General and administrative	19,620	5,127
Exploration	11,281	1,734
Accretion of asset retirement obligation	2,612	138
Foreign exchange loss	2,338	—

	569,469	22,523

Operating earnings (loss)	82,559	(9,196)
Interest expense	(21,939)	(2,320)
Foreign exchange gain on long term debt	6,825	1,562
Realized and unrealized gain on derivative instruments	5,319	78
Interest and other income	3,996	103
Amortization of deferred financing fees	(2,342)	(620)

Earnings (loss) before income taxes	74,418	(10,393)
Tax recovery	10,800	473

Earnings (loss) for the year	$85,218	$(9,920)

Earnings (loss) per share:
Basic	$1.04	$(1.12)
Diluted	0.70	(1.12)
Weighted average number of common shares outstanding
Basic	82,008,190	8,894,235
Diluted	121,116,832	8,894,235

See the financial statements as filed on SEDAR

HUDBAY MINERALS INC.

Consolidated Balance Sheets
(In thousands of Canadian dollars)
December 31, 2005 and 2004

	2005	2004
Assets:
Current assets:
Cash and cash equivalents	$141,660	$64,553
Accounts receivable	44,698	73,210
Inventories	116,596	100,282
Prepaid expenses	3,625	3,496
Current portion of fair value of derivatives (note 16c)	4,483	3,418
Future income taxes	26,200	12,900

	337,262	257,859

Property, plant and equipment	378,207	358,662
Other assets	13,284	26,176

	$728,753	$642,697

Liabilities and Shareholders' Equity:
Current liabilities:
Accounts payable and accrued liabilities	$91,930	$89,749
Interest payable on long-term debt	8,004	563
Current portion of other liabilities	28,211	20,595

	128,145	110,907
Long-term debt	191,493	223,529
Pension obligation	46,743	57,437
Other employee future benefits	61,250	57,929
Asset retirement obligations	29,219	27,120
Obligations under capital leases	9,011	11,719
Future income tax liabilities	1,666	1,290

	$467,527	$489,931

Shareholders' equity:
Share capital:
Common shares	143,611	120,138
Warrants	28,931	35,850
Contributed surplus	10,015	3,288
Cumulative translation adjustment	(63)	(24)
Retained earnings (deficit)	78,732	(6,486)

	261,226	152,766

	$728,753	$642,697

See the financial statements as filed on SEDAR

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

Years ended December 31, 2005 and 2004

	2005	2004
Cash provided by (used in):
Operating activities:
Earnings (loss) for the year	$85,218	$(9,920)
Items not affecting cash:
Depreciation and amortization	53,100	1,227
Realization of previously unrecorded tax losses	(11,858)	(397)
Unrealized foreign exchange gain	(4,012)	(2,980)
Amortization of deferred financing costs	2,342	216
Accretion expense on asset retirement obligation	2,612	73
Stock-based compensation	2,674	1,193
Unrealized portion of change in fair value of derivative	(562)	(78)
Other	(6,343)	1,165
Change in non-cash working capital	21,691	2,273

	144,862	(7,228)

Financing activities:
Issuance (repayment) of senior secured notes (note 8a)	(21,953)	214,112
Issuance of common shares, net of costs	20,607	139,484
Repayments of obligations under capital leases	(3,672)	(17)
Repayment of loans payable	(2,000)	—
Deferred financing cost	(350)	(9,600)
Proceeds of exercise of stock options	—	64
Proceeds on exercise of warrants	—	117
Decrease in debenture subscription receivable	—	2,000
Issuance of convertible debenture	—	600
Repayment of convertible debenture	—	(2,860)
Advance from HBMS prior to acquisition	—	540

	(7,368)	344,440

Investing activities:
Additions to property, plant and equipment	(70,924)	(5,180)
Decrease (increase) in restricted cash	13,000	(13,000)
Additions (reductions) to environmental deposits	31	(294)
Sale of investments	463	—
Acquisition of HBMS, net of cash acquired	—	(255,610)

	(57,430)	(274,084)

Foreign exchange loss on cash held in foreign currency	(2,957)	(689)

Change in cash and cash equivalents	77,107	62,439
Cash and cash equivalents, beginning of year	64,553	2,114

Cash and cash equivalents, end of year	$141,660	$64,553

See the financial statements as filed on SEDAR

QuickLinks

  Exhibit 99.1
HUDBAY MINERALS INC. Consolidated Statements of Earnings (Loss) (In thousands of Canadian dollars, except share and per share amounts) Years ended December 31, 2005 and 2004
HUDBAY MINERALS INC. Consolidated Balance Sheets (In thousands of Canadian dollars) December 31, 2005 and 2004
HUDBAY MINERALS INC. Consolidated Statements of Cash Flows (In thousands of Canadian dollars) Years ended December 31, 2005 and 2004